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                                                                    EXHIBIT 99.3

                                 HOLLINGER INC.

  WITHDRAWAL OF OFFERS BY PRESS HOLDINGS INTERNATIONAL LIMITED FOR ALL OF THE
                    SHARES OF EVERY CLASS OF HOLLINGER INC.

          TERMINATION OF VOLUNTARY DEBT TENDER OFFER BY HOLLINGER INC.

Toronto, Canada, March 2, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it has been advised that Press Acquisition Inc. ("PAI"), a wholly-owned subsidiary of Press Holdings International Limited ("PHIL"), has withdrawn its offers (the "Equity Offers") to acquire all of the issued and outstanding shares of every class of Hollinger. The Equity Offers, which were announced by PHIL on January 18, 2004 and mailed to shareholders and optionholders of Hollinger on January 27, 2004, were made pursuant to the terms of a tender and shareholder support and acquisition agreement (the "Support Agreement") among PHIL, The Ravelston Corporation Limited ("Ravelston") and Lord Black of Crossharbour. The Equity Offers were scheduled to expire at 8:00 a.m. (Eastern Standard Time) on March 3, 2004. Hollinger was further advised that PHIL, Ravelston and Lord Black have mutually agreed to terminate the Support Agreement.

As a result of the withdrawal of the Equity Offers, Hollinger has terminated its voluntary offer (the "Debt Tender Offer") to purchase any and all of its outstanding 11.875% Senior Secured Notes due 2011 (the "Notes") and the related solicitation of consents to certain proposed amendments to the indenture (the "Indenture") pursuant to which the Notes were issued. Completion of the Debt Tender Offer was conditional upon, among other things, the take-up and payment by PAI of all of the shares of every class of Hollinger owned or controlled, directly or indirectly, by Ravelston and Lord Black pursuant to the Equity Offers. In connection with the withdrawal by PAI of the Equity Offers, PHIL's agreement to fund the aggregate consideration being offered by Hollinger under the Debt Tender Offer has been terminated.

The Debt Tender Offer was commenced on February 17, 2004 simultaneously with but independent of an offer (the "Change of Control Offer") to purchase any and all Notes for US$1,010 per US$1,000 principal amount of Notes plus accrued and unpaid interest to, but not including, the settlement date. The Change of Control Offer is being made pursuant to the Indenture and is unconditional, subject to the proper tender of the Notes. The Change of Control Offer remains outstanding and expires at 5:00 p.m. (Eastern Standard Time) on April 13, 2004.

Hollinger's principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:                             For more information, please contact:
Jim Badenhausen                            Fred A. Creasey
646-805-2006                               416-363-8721
                                       www.hollingerinc.com